UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f)
of The Securities Exchange Act of 1934

Notice of Change in the Majority of Directors

October 28, 2003

GLOBAL INNOVATIVE SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

0-30299
(Commission File Number)

98-0217653
(IRS Employer Identification No.)

#104 - 630 Columbia Street, New Westminster, BC, Canada V3M 1A5
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code 604.522-8610

_____________________________________________________________________________________________

GLOBAL INNOVATIVE SYSTEMS INC.

SCHEDULE 14f1 - INFORMATION STATEMENT

INTRODUCTION

This information statement is being mailed on or about October 29, 2003 to you and other holders of record of the shares of common stock of Global Innovative Systems Inc. as of the close of business on October 28, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

On November 7, 2003, upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, William McGinty will be appointed as a director of our company. The resignation of our current directors, Fraser Lawrie and Robert Fletcher and the appointment of William McGinty are made in connection with the acquisition by William McGinty, Gordon Smith, Michael Procter, Donald Sutherland and Joseph Lewis, of voting shares of our company, which these persons are acquiring from current shareholders or pursuant to private placements.

VOTING SECURITIES

The authorized capital stock of our company consists of 200,000,000 shares of common stock, with a par value of $0.001 per share, of which 39,700,000 shares of common stock are issued and outstanding as of the date of this information statement. We do not have any other capital stock authorized or issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 28, 2003, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Fraser Lawrie #104 - 630 Columbia Street New Westminster, B.C. Canada V3M 1A5	12,371,247	31.2%
Robert Fletcher #104 - 630 Columbia Street New Westminster, B.C. Canada V3M 1A5	12,371,247	31.2%
Cede & Co. P.O. Box 20 Bowling Green Station New York, NY 10274	8,723,978	22.0%
Martha Lappin 10841 Split Oak Lane Burke, VA 22015	2,462,155	6.2%
Directors and Executive Officers as a Group	27,204,649 common shares	68.5%

(1) Based on 39,700,000 shares of common stock issued and outstanding as of October 28, 2003. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

CHANGE IN CONTROL

The change of control is occurring as the result of the resignations of Fraser Lawrie and Robert Fletcher from our board of directors, the appointment of Mr. McGinty to our board of directors, and the acquisition by William McGinty of an aggregate of 12,000,000 shares of common stock from Fraser Lawrie and Robert Fletcher.

In addition, we have entered into subscription agreements dated October 22, 2003 with Gordon Smith, Michael Proctor, Donald Sutherland and Joseph Lewis pursuant to which we have agreed to issue an aggregate of 22,727,272 shares of our common stock to the subscribers. We have also entered into certain debt settlement agreements dated October 22, 2003 pursuant to which we have agreed to settle certain indebtedness in the aggregate amount of $400,000 through the issuance of an aggregate of 58,228,571 shares of our common stock at $0.007 per share.

The shares of our common stock to be acquired or issued in the foregoing transactions will collectively represent 77% of our issued and outstanding voting stock when issued or acquired.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, or any owner of record or beneficial owner of more than 5% of our common stock is a party adverse to us. We are not aware of any legal proceeding to which we are a party.

DIRECTORS AND EXECUTIVE OFFICERS

The following information relates to those individuals who will be our directors and executive officers on November  7, 2003 upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. All directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors, executive officers and significant employees, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
William McGinty	Director and President	56	October 22, 2003 (President) November 7, 2003 (Director)

Business Experience

The following is a brief account of the education and business experience during at least the past five years of our director, executive officer and key employee, indicating his principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

William McGinty

Mr. McGinty became our President, Secretary and Treasurer on October 22, 2003 upon the resignations of Messrs. Lawrie and Fletcher as officers of our company. Mr. McGinty will become a Director on November 7, 2003

From 1995 to 2000 Mr. McGinty was employed by CallDirect Enterprises Inc., which he Co-founded. CallDirect was a direct-mail catalogue company selling telecommunication products across Canada, (headsets and cordless phone systems). At CallDirect Mr. McGinty acted in the capacity of VP Marketing and later President. From September 2000 through July 2001 Mr. McGinty worked under contract with Canada Payphone Corp. as manager of operations. From September 2001 to September 2003 Mr. McGinty has acted as a consultant to Digitel Syestems.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

We currently do not have an audit nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

None of our directors, executive officers, future directors, 5% shareholders, or any members of the immediate families of the foregoing persons have been indebted to us during the last fiscal year or the current fiscal year in an amount exceeding $60,000.

None of the current directors or officers of our company are related by blood or marriage.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the years ended September 30, 2003 and 2002, we did not pay any salaries or bonuses to any of our executive officers.

As of the date of this information statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

Employment/Consulting Agreements

The Company has signed consulting agreements with three companies; Alternative Health Care Research, owned/controlled by Dr. Martha Lappin, a shareholder of the Company; IHR Integrated Health Research, owned/controlled by Fraser Lawrie, President and CEO of the Company; and CMC Collateral Management Canada Ltd., owned/controlled by Robert Fletcher, CFO and COO of the Company. Pursuant to the agreements, the Company has agreed to pay a monthly remuneration of $7,900 per agreement for services rendered in connection with the management and oversight of the continued research and clinical trials of "Enermed Therapy" and the "Enermed Device" and management of the day to day business of the Company. The agreements are effective for a period of five years beginning January 1, 2002.

Stock Options/SAR Grants, Aggregate Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

There were no grants of stock options or stock appreciation rights made during the fiscal year ended September 30, 2003 to our executive officers and directors. There were no stock options outstanding as at September 30, 2003.

No stock options or stock appreciation rights were exercised by our executive officers and directors during the fiscal year ended September 30, 2003.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Directors Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered as a director in the year ended September 30, 2003.

We have no other formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive in the future options to purchase shares of common stock as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

Employment Contracts

We currently do not have any employment agreements with any of our directors, officers or any other persons, other than noted above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL INNOVATIVE SYSTEMS INC.

/s/ William McGinty
William McGinty, President

Date: October 29, 2003.